UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
R3 Printing, Inc.

Legal status of issuer

>   *Form*
>   Corporation
>
>   *Jurisdiction of Incorporation/Organization*
>   Delaware
>
>   *Date of organization*
>   March 12, 2018

Physical address of issuer
145 South Fairfax Avenue, Suite 200, Los Angeles, CA 90036

Website of issuer
https://r3printing.com/

Current number of employees
5

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$865,169.00	$949,490.00
Cash & Cash Equivalents	$658,633.00	$753,657.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$12,294.00	$8,422.00
Long-term Debt	$1,737,758.00	$1,112,351.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$674,770.00	-$332,240.00


April 28, 2022

FORM C-AR

R3 Printing, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "***Form C-AR***") is being furnished by R3 Printing, Inc., a Delaware corporation (the "***Company***," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission (the "***SEC***").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://r3printing.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold in the Company's Regulation Crowdfunding offerings by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure
This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry

experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

Table of Contents

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

R3 Printing, Inc. (the "*Company*") is a Delaware corporation, formed on March 12, 2018.

The Company is located at 145 South Fairfax Avenue, Suite 200 Los Angeles, CA 90036.

The Company's website is https://r3printing.com/

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company will sell extrusion-based additive manufacturing equipment (3D printers) and related hardware as well as software and other services to On-Demand Manufacturing ("*ODM*") businesses, also sometimes referred to as "3D printing service businesses." The Company has also collaborated with the United States Air Force ("*USAF*") after it was awarded a Small Business Innovation Research ("*SBIR*") grant by the USAF, and with Defense Innovation Lab, Inc. ("*DiLab*") for a New York State-funded joint research and development initiative, via a Manufacturing Technology Assistance Grant ("*MTAG*").

Risks Related to the Company's Business and Industry

Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition and business.
The United States and other countries have experienced, and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on March 12, 2018. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.
In particular, the Company is dependent on Paul Sieradzki who is one of the Company's co-founders, Director, President, CEO and Treasurer, and Petra Wood who is the Company's director, Vice President, Chief Operating Officer and Secretary. The Company has entered into employment agreements with Paul Sieradzki and Petra Wood, although there can be no assurance that that they will continue to be employed by the Company for a particular period of time. The loss of Paul Sieradzki or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

The products we anticipate developing and selling are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales, and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We rely on other companies to provide major components for our products.
We depend on third-party suppliers and subcontractors to meet our contractual obligations to our future customers and conduct our operations. Our ability to meet our obligations to our future customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular major component.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-

around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit, tainted, or defective products infiltrating the supply chain.
Because we source products from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there is serious injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the United States of America.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected

in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.

Because pricing for the majority of our cellulose specialty fibers customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost overruns, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products

that are delayed. Additionally, our future customers will have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Many of our future customers are unlikely to commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our future customers are unlikely to commit to firm production schedules. Additionally, future customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we expect to rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merits of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technology, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required

to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup company and our business model currently focuses on hardware development and the generation of intellectual property rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that the Company can sustain operations without any additional sources of capital from fundraising activities until at least the end of Q1 2022. The Company's current funds will enable it to grow in value through continued research and development and the protection of its intellectual property with patents. Other capital resources available to the Company include proceeds from government grants that the Company may be eligible to receive.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities, and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the securities that have already been issued. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our growth depends on our ability to secure contracts to sell extrusion-based three-dimensional printers to on-demand manufacturing businesses and/or the public sector, the demand for which is outside our control.
Our growth is primarily dependent upon our ability to obtain new contracts to sell extrusion-based three-dimensional printers. The demand for such printers in either the private or public sector may decrease and our potential for growth will depend on a number of factors we cannot control.

At this time, we are partly dependent on government appropriations, which may not be made on a timely basis or at all and may be adversely impacted by budgetary constraints at the federal, state, or local levels.
A portion of our current and/or projected cash flow is subject to the receipt of sufficient funding of and timely payment by contracting governmental entities. If the contracting governmental agency does not receive sufficient appropriations to cover its contractual obligations, it may terminate our contract, delay, or reduce payment to us. Any delays in payment, or the termination of a contract, could have a material adverse effect on our cash flow and financial condition, which may make it difficult to satisfy our payment obligations or our indebtedness (if applicable), in a timely manner. In addition, as a result of, among other things, recent economic developments, federal, state, or local governments have encountered, and may continue to encounter, unusual budgetary constraints. As a result, a number of state and local governments are under pressure to control additional spending or reduce current levels of spending which could limit or eliminate appropriations for the printers that we sell. Additionally, as a result of these factors, we may be requested in the future to reduce our existing per diem contract rates or forego prospective increases to those rates. Budgetary limitations may also make it more difficult for us to renew our existing contracts on favorable terms or at all.

Failure to comply with extensive government regulation and applicable contractual requirements could have a material adverse effect on our business, financial condition or results of operations.
The industry in which we operate is subject to extensive federal, state and local regulations, including educational, environmental, health care and safety laws, rules and regulations, which are administered by many regulatory authorities. Some of the regulations are unique to the additive manufacturing industry, and the combination of regulations affects all areas of our operations. We may not always successfully comply with these and other regulations to which we are subject and failure to comply can result in material penalties or the non-renewal or termination of government contracts. In addition, changes in existing regulations could require us to substantially modify the manner in which we conduct our business and,

therefore, could have a material adverse effect on us. Although we do not believe that existing legislation will have a material adverse effect on us, future legislation may have such an effect on us.

Governmental agencies may investigate and audit our contracts and, if any improprieties are found, we may be required to refund amounts we have received, to forego anticipated revenues and we may be subject to penalties and sanctions, including prohibitions on our bidding in response to Requests for Proposals ("*RFPs*"), from governmental agencies to manage correctional facilities. Governmental agencies we contract with have the authority to audit and investigate our contracts with them. As part of that process, governmental agencies may review our performance of the contract, our pricing practices, our cost structure and our compliance with applicable laws, regulations, and standards. For contracts that actually or effectively provide for certain reimbursement of expenses, if an agency determines that we have improperly allocated costs to a specific contract, we may not be reimbursed for those costs, and we could be required to refund the amount of any such costs that have been reimbursed. If we are found to have engaged in improper or illegal activities, including under the United States False Claims Act, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or disqualification from doing business with certain governmental entities. An adverse determination in an action alleging improper or illegal activities by us could also adversely impact our ability to bid in response to RFPs in one or more jurisdictions.

We may not be able to obtain or maintain the insurance levels required by our government contracts.
Our government contracts require us to obtain and maintain specified insurance levels. The occurrence of any events specific to our company or to our industry, or a general rise in insurance rates, could substantially increase our costs of obtaining or maintaining the levels of insurance required under our government contracts, or prevent us from obtaining or maintaining such insurance altogether. If we are unable to obtain or maintain the required insurance levels, our ability to win new government contracts, renew government contracts that have expired and retain existing government contracts could be significantly impaired, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the loss of our contracts, due to terminations, non-renewals or competitive re-bids, which could adversely affect our results of operations and liquidity, including our ability to secure new contracts from other government customers.
We are exposed to the risk that we may lose our facility management contracts primarily due to one of three reasons: (i) the termination by a government customer with or without cause at any time; (ii) the failure by a customer to exercise its unilateral option to renew a contract with us upon the expiration of the then current term; or (iii) our failure to win the right to continue to operate under a contract that has been competitively re-bid in a procurement process upon its termination or expiration.

We define competitive re-bids as contracts currently under our management which we believe, based on our experience with the customer and the facility involved, will be re-bid to us and other potential service providers in a competitive procurement process upon the expiration or termination of our contract, assuming all renewal options are exercised. Our determination of which contracts we believe will be competitively re-bid may in some cases be subjective and judgmental, based largely on our knowledge of the dynamics involving a particular contract, the customer and the facility involved. Competitive re-bids may result from the expiration of the term of a contract, including the initial fixed term plus any renewal periods, or the early termination of a contract by a customer. Competitive re-bids are often required by applicable federal or state procurement laws periodically in order to further competitive pricing and other terms for the government customer. Potential bidders in competitive re-bid situations include us, other private operators and other government entities.

The potential impact of failing to deliver products on time could increase the cost of our products.
In most instances, we expect to deliver our anticipated products by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced

profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

BUSINESS

Description of the Business

The Company will sell extrusion-based additive manufacturing equipment (3D printers) and related hardware as well as software and other services to On-Demand Manufacturing ("*ODM*") businesses, also sometimes referred to as "3D printing service businesses." The Company has also collaborated with the United States Air Force ("*USAF*") after it was awarded a Small Business Innovation Research ("*SBIR*") grant by the USAF, and with Defense Innovation Lab, Inc. ("*DiLab*") for a New York State-funded joint research and development initiative, via a Manufacturing Technology Assistance Grant ("*MTAG*").

Business Plan

R3 Printing is committed to delivering the ultimate on-demand manufacturing platform for its customers through innovative hardware design and software services. R3 Printing's business strategy leverages co-founder Paul Sieradzki's previous experience running an on-demand 3D printing service to uniquely design its products and tailor the user experience for superior ease-of-use and seamless integration into its customers' business workflows.

History of the Business

A 3D printing service under the name "R3 Printing, LLC" was organized under the laws of New York on February 25, 2014. R3 Printing, LLC provided on-demand manufacturing services.

A new company, R3 Printing, Inc., was formed as a Delaware corporation on March 12, 2018 with a business goal of manufacturing automated 3D printers and related hardware and software services for the purpose of serving on-demand manufacturing businesses to make them more scalable and profitable.

The Company received intellectual property assignments from the company R3 Printing, LLC, a New York limited liability company formed on February 25, 2014 and dissolved on September 14, 2018.

The Company's Products and/or Services

Product / Service	Description	Current Market
R3 Printer	Extrusion-based 3D printer	On-demand manufacturing ("*ODM*") businesses, also sometimes referred to as "3D printing service businesses".

The Company will sell extrusion-based additive manufacturing equipment (3D printers) and related hardware as well as software and other services to On-Demand Manufacturing ("*ODM*") businesses, also sometimes referred to as "3D printing service businesses." The Company has also collaborated with the United States Air Force ("*USAF*") after it was awarded a Small Business Innovation Research ("*SBIR*") grant by the USAF, and with Defense Innovation Lab, Inc. ("*DiLab*") for a New York State-funded joint research and development initiative, via a Manufacturing Technology Assistance Grant ("*MTAG*"). The Company expects its first product, R3 Printer, to be on the market in 2022.

Competition

The Company's primary competitors include 3D printing systems manufacturers such as Stratasys, Ultimaker, MakerBot Industries, FlashForge USA, Prusa3D, Desktop Metal, and Markforged.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base

Although most components essential to the Company's business are generally available from multiple sources, a number of components are currently obtained from single or limited sources. Therefore, many components used by the Company, including those that are available from multiple sources, are at times subject to industry-wide shortage and significant pricing fluctuations that could materially adversely affect the Company's financial condition and operating results.

We expect our revenues to be derived primarily from business-to-business product sales and enterprise relationship agreements, with additional revenues from the public sector through defense-sector contracting such as with the United States Air Force ("*USAF*").

Intellectual Property

Patents

The Company has seven (7) granted utility patents and nine (9) utility patent applications pending.

Trademarks

The Company has three (3) registered trademarks and six (6) trademark applications pending.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

Other

The Company's principal address is 145 South Fairfax Avenue, Suite 200 Los Angeles, CA 90036.

The Company's principal place of business is in Los Angeles.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Paul Sieradzki

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, March 12, 2018 to Present
Treasurer, March 12, 2018 to Present
Head of Product, March 12, 2018 to Present
President, October 11, 2019 to Present
Chief Executive Officer, October 11, 2019 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Head of Product & Executive, R3 Printing Inc. (March 2018 to Present)

Education
Fordham University College at Lincoln Center, B.S. Environmental Science, 2014
Columbia University Fu Foundation School of Engineering and Applied Science, Engineering Mechanics, Incomplete

Name
Petra Wood

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, August 15, 2019 to Present
Vice President, August 15, 2019 to Present
Head of Growth, August 15, 2019 to Present
Secretary, October 11, 2019 to Present
Chief Operating Officer, October 11, 2019 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Head of Growth & Executive, R3 Printing Inc. (August 2019 to Present)
Media Specialist, Amnet Group - Dentsu Aegis Network (April 2018 to August 2019)

Education
New York University, B.A. Individualized Study, 2016

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Paul Sieradzki

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, March 12, 2018 to Present
Treasurer, March 12, 2018 to Present
Head of Product, March 12, 2018 to Present
President, October 11, 2019 to Present
Chief Executive Officer, October 11, 2019 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Head of Product & Executive, R3 Printing Inc. (March 2018 to Present)

Education
Fordham University College at Lincoln Center, B.S. Environmental Science, 2014
Columbia University Fu Foundation School of Engineering and Applied Science, Engineering Mechanics, Incomplete

Name
Petra Wood

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, August 15, 2019 to Present
Vice President, August 15, 2019 to Present
Head of Growth, August 15, 2019 to Present
Secretary, October 11, 2019 to Present
Chief Operating Officer, October 11, 2019 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Head of Growth & Executive, R3 Printing Inc. (August 2019 to Present)
Media Specialist, Amnet Group - Dentsu Aegis Network (April 2018 to August 2019)

Education
New York University, B.A. Individualized Study, 2016

Indemnification

The Company may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that he or she is or was a director, officer, employee, or agent of the Company or any predecessor of the Company or serves or served at any other enterprise as a director, officer, employee, or agent at the request of the Company or any predecessor of the Company.

Employees

The Company has 5 employees located in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is authorized to issue 10,000,000 shares of a single class of common stock, par value $0.001 per share (the "***Common Stock***"), pursuant to the Amended and Restated Certificate of Incorporation of R3 Printing, Inc., filed with the Secretary of State on December 20, 2019 (the "***Amended and Restated Certificate of Incorporation***").

The Company has issued the following outstanding securities:

Common Stock

On March 21, 2018, pursuant to a restricted stock purchase agreement, the Company's two initial founders each purchased 2,000,000 shares of the Company's Common Stock at the purchase price of $0.001 per share for the aggregate proceeds of $4,000.00. This offering of the Company's Common Stock was conducted in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the "***Securities Act***"). The shares were fully vested upon issuance.

On August 15, 2019, pursuant to a restricted stock purchase agreement, a single purchaser purchased 100,000 shares of the Company's Common Stock at the purchase price of $0.001 per share for the aggregate proceeds of $100.00. This offering of the Company's Common Stock was conducted in reliance on Section 4(a)(2) of the Securities Act. The shares were fully vested upon issuance.

On November 18, 2019, pursuant to a restricted stock purchase agreement, two persons purchased 500,000 and 2,400,000 additional shares of the Company's Common Stock, respectively, at the purchase price of $0.001 per share for the aggregate proceeds of $2,900.00. This offering of the Company's Common Stock was conducted in reliance on Section 4(a)(2) of the Securities Act. The shares of Common Stock were fully vested upon issuance.

On August 15, 2020, the Company granted its two officers 250,000 shares of Common Stock each at the par value of $0.001, fully vested upon issuance. This grant of the Company's Common Stock was conducted in reliance on Rule 701 of the Securities Act.

On January 14, 2022, the Company granted its two officers 1,250,000 shares of Common Stock each at the par value of $0.001, fully vested upon issuance. This grant of the Company's Common Stock was conducted in reliance on Rule 701 of the Securities Act.

As of the date of this Form C-AR, the Company has repurchased 1,400,000 shares of Common Stock and there are 9,600,000 shares of Common Stock issued and outstanding.

Between November 30, 2020 and February 11, 2022, pursuant to the Company's 2020 Stock Incentive Plan (the "***SIP***"), the Company granted restricted stock awards to three employees and one consultant for, in the aggregate, 325,000 shares of Common Stock at the fair market value of $0.001. The 325,000 shares of Common Stock pursuant to the awards are subject to a vesting schedule with twenty-five percent (25%) of the 325,000 shares of Common Stock vesting on the one (1) year anniversary of the grant date and one-forty-eighth (1/48th) of the shares of Common Stock vesting each month after the one (1) year anniversary of the grant date, subject to the employee's continuous service. In addition to the 325,000 shares of Common Stock granted pursuant to the SIP, 675,000 shares of Common Stock are authorized to be issued under the SIP but remain unallocated.

Warrant

On March 21, 2018 the Company issued a single warrant (the "*Warrant*") to a single purchaser pursuant to which the holder has the right to purchase shares of the Company's common equity in the number of: 0.02 x the total number of shares of the Company's Common Stock outstanding as of the date of the Warrant on a fully-diluted basis. The purchase price for each share of the Company's common equity pursuant to the Warrant is equal to $0.01. The holder of the Warrant has not exercised the Warrant, the Warrant contains no voting rights.

In the event of any equity split, combination or the like the Warrant shall be adjusted. The Warrant shall be exercisable, in whole or in part, from March 21, 2018 through March 21, 2023. However, in the event of an Exit Transaction, the Warrant shall expire to the extent not previously exercised upon the consummation of such Exit transaction. The Warrant shall lapse after it is no longer exercisable.

Crowd SAFEs

Between April 11, 2018 and July 12, 2018, the Company has issued a series Crowdfunding Simple Agreements for Future Equity (the "*Crowd SAFEs 2018*") to 296 investors pursuant to Section 4(a)(6) of the Securities Act in the aggregate amount of $97,728. Further, between May 20, 2019 and September 25, 2019 the Company issued a series of Crowdfunding Simple Agreements for Future Equity (the "*Crowd SAFEs 2019,*" together with Crowd SAFEs 2018 the "*Crowd SAFEs*") to 1,577 investors pursuant to Section 4(a)(6) of the Securities Act in the aggregate amount of $435,000.

As of the date of this Form C-AR, 296 Crowd SAFEs 2018 and 1,577 Crowd SAFEs 2019 sold by the Company have not yet converted or been terminated and remain outstanding.

The Crowd SAFEs do not have any voting rights. Further, upon conversion of the Crowd SAFEs into CF Shadow Series of Capital Stock the holders of such CF Shadow Series shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for consent of the stockholders of the Company. Further, the holders of CF Shadow Series shall have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

Material rights:
The Crowd SAFEs 2018 contain a valuation cap of $5,000,000 and a discount of 18%.

The Crowd SAFEs 2019 contain a valuation cap of $7,500,000 and a discount of 18%.

Conversion
Upon the occurrence an Equity Financing the Crowd SAFEs may convert into CF Shadow Series of Capital Stock sold in the Equity Financing. "*Equity Financing*" shall mean the next sale (or series of related sales) by the Company of its Equity Securities (as defined below) to one or more third parties following the date of the Crowd SAFEs from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for capital stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital. "*Equity Securities*" shall mean common stock or preferred stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) common stock of preferred stock, except in each case (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her, or its services, (ii) any convertible promissory note issued by the Company, and (iii) any SAFEs issued. "*Capital Stock*" shall mean preferred stock, or another class issued by the Company in an Equity Financing.

(a) First Equity Financing
Upon the occurrence of an Equity Financing before the Crowd SAFEs terminate in accordance with the provision contained in the Crowd SAFEs ("*First Equity Financing*") The Company may decide in its sole discretion to either (i) continue the term of the Crowd SAFEs without conversion into CF Shadow Series

of Capital Stock or (ii) issue to the holders of Crowd SAFEs a number of shares of the CF Shadow Series of Capital Stock.

(b) Subsequent Equity Financing
Prior to the termination of the Crowd SAFEs but after the First Equity Financing (each a "***Subsequent Equity Financing***") the Company may decide in its sole discretion to either (i) continue the term of the Crowd SAFEs without conversion into CF Shadow Series of Capital Stock or (ii) issue to the holders of Crowd SAFEs a number of shares of the CF Shadow Series of Capital Stock.

Liquidity Event
If there is a Change of Control (as defined below) or an IPO (as defined below) after one or more Equity Financings have occurred but before the termination of the Crowd SAFEs, the holders of the Crowd SAFEs, at their option, either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock, if they fail to select the cash option. "***Change of Control***" shall mean (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "***Securities Exchange Act***"), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company. "***IPO***" shall mean the closing of the Company's first firm commitment underwritten initial public offering of common stock pursuant to an effective registration statement filed under the Securities Act.

Dissolution Event
If there is a Dissolution Event (as defined below) prior to the termination of the Crowd SAFEs due to an Equity Financing, Change of Control, or IPO, subject to the preferences applicable to any series of preferred stock, the Company will distribute its entire assets legally available for distribution with equal priority among (i) holders of Crowd SAFEs (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event, (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holder of common stock upon a Dissolution Event and (iii) and all holders of common stock. "***Dissolution Event***" shall mean (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code, or (iv) any other liquidation, dissolution or winding up of the Company, excluding a Change of Control or IPO, whether voluntary or involuntary.

Anti-Dilution Rights
The Crowd SAFEs do not have anti-dilution rights.

Convertible Note(s)

2018 Convertible Note

On March 21, 2018, in connection with the issuance of the Warrant, the Company issued a single convertible promissory note (the "***2018 Convertible Note***") for a principal amount of $50,000. The entire principal amount of $50,000 and any accrued and unpaid interest thereon is outstanding as of the date of this Form C-AR. The Note does not contain any voting rights.

Material rights:

Interest Rate and Maturity Date
The Note was issued with an interest rate of 5% per annum, compounding annually. Unless earlier repaid or converted, the entire principal amount of the Note plus any accrued and unpaid interest thereon (the "*Outstanding Obligation*") shall be due and payable on the Maturity Date (as defined herein). The maturity date of the Note is the first to occur (i) the third anniversary of the closing, occurred on March 21, 2018, or upon (ii) (a) a consolidation or merger of the Company (except any such consolidation or merger in which the equity interests of the Company outstanding immediately prior to such consolidation or merger represent a majority. by voting power, of the equity of the surviving entity), (b) a sale or other disposition of all or substantially all of the assets of the Company, (c) the sale of more than 50% of the equity interests of the Company, or (d) the liquidation, dissolution and winding-up of the Company (each a "*Exit Transaction*"), (the "*Maturity Date*").

Event of Default
In the Event of Default, as defined in the Note and Warrant Purchase Agreement, all amounts due under the Note shall become immediately due and payable and the interest rate under the Note shall be equal to 10% per annum, compounding annually.

Conversion
In the event that the Company sells equity securities, in a single transaction or a series of related transactions, with minimum gross proceeds of $1,000,000 to the Company (which does not include the outstanding obligation under the Note), while the Note is still outstanding, the Outstanding Obligation under the Note shall automatically convert into equity securities sold and issued by the Company at the Conversion Price, as defined in the Note and Warrant Purchase Agreement, in connection such equity financing transaction(s). Further, in the event that the Company sells any debt or equity securities, regardless of the amount, while the Note is still outstanding, the holder of the Note shall have the right, but not the obligation to convert the Outstanding Obligation under the Note into the equity securities sold and issued in the respective transaction at the Conversion Price, as defined in the Note and Warrant Purchase Agreement. Lastly, at any time from and after the Maturity Date, if the Note has not been repaid or converted pursuant to the foregoing, the holder of the Note shall have the right, but not the obligation, to convert the Outstanding Obligation under the Note at the Conversion Price, as defined in the Note and Warrant Purchase Agreement, into the senior-most equity security of the Company then authorized, and if only common equity securities are outstanding then, a newly-authorized preferred equity security with attributes similar to the ones described in Appendix A of the Note.

Exit Premium
In the event of an Exit Transaction prior to the repayment in full or conversion of the Note, the holder of the Note shall receive a payment equal to $25,000.

Participation Rights
Provided that the holder of the Note holds securities of the Company at the time of an Institutional Financing, as defined in the Note and Warrant Purchase Agreement, the holder of the Note shall have the right to purchase up to 50% of a convertible debt or equity securities offered by the Company in such an Institutional Financing. The cumulative amount of such participation by the holder of the Note shall not exceed $500,000.

Security Interest
The Note is not secured.

2020 Convertible Promissory Notes

Between March 18, 2020 and April 26, 2021, the Company issued convertible promissory notes (the "*2020 Convertible Notes*") to 4,377 investors pursuant to Section 4(a)(6) of the Securities Act in the aggregate amount of $1,662,498, which includes a 2020 Convertible Note with the principal amount of $32,598 that

was issued to StartEngine Crowdfunding Inc. as a form of compensation in connection with its facilitation of the 2020 Convertible Notes offering.

As of the date of this Form C-AR, the 4,377 2020 Convertible Notes sold by the Company have not yet converted or been terminated and remain outstanding.

The terms of the 2020 Convertible Notes are briefly summarized below:

Interest Rate: 5%
Maturity Date: January 1, 2024
Discount Rate: 18%
Valuation Cap: $8,000,000

Conversion Trigger
In the event that the Company issues and sells equity securities to investors on or before the date of the repayment in full of the Convertible Promissory note in a transaction or series of transactions pursuant to which the Company issues and sells shares of equity securities resulting in gross proceeds to the Company of at least $1,000,000 ("**Qualified Financing**"), then converts into non-voting Common Stock. If the Convertible Promissory Note does not convert under a Qualified Financing prior to the Maturity Date, the Convertible Promissory note, including the entire outstanding principal balance and all unpaid accrued interest, will automatically convert upon the Maturity Date into non-voting Common Stock of the Company.

Sale of the Company
In the event the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of the 2020 Convertible Note, then (i) the Company will give the investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this 2020 Convertible Note, the Company will pay to the investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all accrued and unpaid interest under the 2020 Convertible Note or (b) the amount the investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under the 2020 Convertible Note has been converted into non-voting Common Stock of the Company in accordance with the terms of the 2020 Convertible Note. "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Prepayment
The Company may repay the 2020 Convertible Note prior to the maturity date with the written consent of 51% in interest of the investors.

Amendment; Waiver

Any term of the 2020 Convertible Note may be amended or waived with the written consent of the Company and 51% in interest of the investors.

Maturity

Unless the 2020 Convertible Note has been previously converted in accordance with the terms of the 2020 Convertible Note prior to the maturity date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into non-voting Common Stock at a price per security equal to the quotient of $8,000,000 divided by the aggregate number of outstanding common stock of the Company as of immediately prior to the conversion of these 2020 Convertible Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the 2020 Convertible Note) as soon as reasonably practicable following the Maturity Date.

2022 Convertible Promissory Notes

Beginning on March 22, 2022, the Company began conducting an offering of convertible promissory notes (the "***2022 Convertible Notes***") to investors pursuant to Section 4(a)(6) of the Securities Act, up to a maximum aggregate amount of $5,000,000.

The terms of the 2022 Convertible Notes are briefly summarized below:

Interest Rate: 1%
Maturity Date: January 1, 2024
Discount Rate: 15%
Valuation Cap: $35,000,000

Conversion Trigger

In the event that the Company issues and sells equity securities to investors on or before the date of the repayment in full of the 2022 Convertible Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of equity securities resulting in gross proceeds to the Company of at least $1,000,000 ("Qualified Financing"), then it converts into Non-Voting Common Stock. If the 2022 Convertible Note does not convert under a Qualified Financing prior to the Maturity Date, the 2022 Convertible Note, including the entire outstanding principal balance and all unpaid accrued interest, will automatically convert upon the Maturity Date into Non-Voting Common Stock of the Company.

Sale of the Company

In the event the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of the 2022 Convertible Note, then (i) the Company will give the investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this 2022 Convertible Note, the Company will pay to the investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all accrued and unpaid interest under the 2022 Convertible Note or (b) the amount the investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under the 2022 Convertible Note had been converted into Non-Voting Common Stock of the Company in accordance with the terms of the 2022 Convertible Note. "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or

a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Prepayment

The Company may repay the 2022 Convertible Notes prior to the Maturity Date with the written consent of 51% in interest of the investors.

Amendment; Waiver

Any term of the 2022 Convertible Note may be amended or waived with the written consent of the Company and 51% in interest of the investors.

Maturity

Unless the 2022 Convertible Note has been previously converted in accordance with the terms of the 2022 Convertible Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Non- Voting Common Stock at a price per security equal to the quotient of $35,000,000 divided by the aggregate number of outstanding common stock of the Company as of immediately prior to the conversion of these 2022 Convertible Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the 2022 Convertible Note) as soon as reasonably practicable following the Maturity Date.

Ownership

A majority of the Company is owned by a few people. Those people are Paul Sieradzki and Petra Wood.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Type of Equity Security	Percentage of Voting Equity Securities Owned [1]
Paul Sieradzki	Common Stock	41.67%
Petra Wood	Common Stock	41.67%

---

[1] In calculating the percentage of voting equity securities owned, the 2018 Convertible Notes, the Crowd SAFEs, the 2020 Convertible Notes and the 2022 Convertible Notes (together, the "Convertible Securities") have been excluded from the denominator of total outstanding voting equity securities, because the Convertible Securities do not convert into equity securities with voting rights. Additioanlly, the Company has reserved 1,000,000 shares of common stock under its 2020 Stock Incentive Plan; however, because the shares under the Plan do not provide the right to acquire the shares within 60 days, the shares under the Plan have also been excluded from the denominator of total outstanding voting equity securities.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company is a pre-revenue technology company in the final stages of developing its first product, currently refining the design of various systems and components to reduce the cost of manufacturing, assembly, and delivery of the product. The Company expects its first product, R3 Printer, to be on the market in 2022. The target market for the Company's hardware products and software services are private-sector businesses based in North America, as well as public-sector entities such as the United States Air Force.

The Company's primary expenses consist of design-for-manufacture (DFM) / design-for-assembly (DFA) optimization costs, intellectual property (IP) protection costs by way of patent and trademark applications, research and development (R&D), branding and marketing, supply chain establishment and management, business development and customer acquisition costs, office space, and wages.

The Company intends to begin generating revenue within the next 24 months by completing the DFM/DFA process for the flagship R3 Printer product and coming to market with R3 Printer as a solution for on-demand manufacturers in the private sector, and the USAF and other defense-related government agencies in the public sector.

The Company incurred total operating expenses of $300,183 and $652,867 for the years ended December 31, 2020 and 2021, respectively. In 2020, the Company did not generate any gross profit, resulting in a net loss of $332,240. In 2021, the Company did not generate any gross profits, resulting in a net loss of $674,770.

Debt

2018 Convertible Note

- **Creditor:** Ocean Capital III, LLC
  Principal Amount Owed: $50,000.00
  Interest Rate: 5.0%
  Maturity Date: March 21, 2021
  The convertible note is associated with a stock warrant allowing the holder the right to purchase shares of the Company's common equity in the number of: 0.02 x the total number of shares of the Company's Common Stock outstanding as of the date of the Warrant on a fully-diluted basis. The purchase price for each share of the Company's common equity pursuant to the Warrant is equal to $0.01. The holder of the Warrant has not exercised the Warrant, the Warrant contains no voting rights.
  In the event of any equity split, combination or the like the Warrant shall be adjusted. The Warrant shall be exercisable, in whole or in part, from March 21, 2018 through March 21, 2023. However, in the event of an Exit Transaction, the Warrant shall expire to the extent not previously exercised upon the consummation of such Exit transaction. The Warrant shall lapse after it is no longer exercisable.
  Additionally, provided that the holder of the convertible note holds securities of the Company at the time of an Institutional Financing, as defined in the Note and Warrant Purchase Agreement, the holder of the Note shall have the right to purchase up to 50% of a convertible debt or equity

securities offered by the Company in such an Institutional Financing. The cumulative amount of such participation by the holder of the Note shall not exceed $500,000.

2020 Convertible Notes

- **Creditor:** Equity Crowdfunding Investors via StartEngine (2020)
  Principal Amount Owed: $1,662,498.00
  Interest Rate: 5.0%
  Maturity Date: January 01, 2024
  Conversion Into Non-Voting Common Stock:
  The Convertible Promissory Notes issued in the Regulation Crowdfunding offering "Convertible Promissory Note - Series 2020 - CF" as amended and hosted on StartEngine, may convert into Non-Voting Common Stock.
  Aggregate Dollar Amount Outstanding:
  The aggregate principal amount of Convertible Promissory Notes issued by the company is $1,662,498, which includes a Convertible Promissory Note with the principal amount of $32,598 that was issued to StartEngine as a form of compensation in connection with such Regulation Crowdfunding offering.
  - Amount Raised: $1,629,900
  - StartEngine 2% Equity Commission: $32,598
  - Total "Convertible Promissory Note - Series 2020 - CF" Securities Sold: $1,662,498

2020 PPP Loan

In May 2020, the Company entered into a loan agreement (the "***PPP Loan***") with a banking institution under the Paycheck Protection Program ("***PPP***") for the principal amount of $31,730.00. In January 2021, the Company was informed that the loan granted under the Paycheck Protection Program ("PPP") was forgiven by the US Small Business Administration ("***SBA***").

Liquidity and Capital Resources

On July 12, 2018, the Company closed on an offering pursuant to Regulation Crowdfunding and raised an aggregate of $97,728 from 296 investors.

On September 25, 2019 the Company closed on a subsequent offering pursuant to Regulation Crowdfunding and raised an aggregate of $435,000 from 1,577 investors.

The Company has the following source of capital in addition to the proceeds of its prior offerings of securities: the Company has been awarded a Small Business Innovation Research (SBIR) Phase I grant by the United States Air Force (USAF) and a New York State Manufacturing Technology Assistance Grant (MTAG) in partnership with Defense Innovation Lab, Inc. (DiLab).

On April 26, 2021, the Company closed on an offering pursuant to Regulation Crowdfunding and has raised an aggregate of $1,629,900 from 4,377 investors.

As of March 31, 2022, the Company's total cash on hand is $544,342.15 to sustain operations and execute its business strategy. Given the Company's current average burn rate and projected expenditures over the course of 2022, the Company estimates that it has a runway of approximately 10-12 months.

Capital Expenditures and Other Obligations

Foreseeable major expenses based on projections
In addition to payroll costs and office space, the Company foresees its largest expenditures to be in continued research and development, and investment in the protection of its intellectual property with patents and trademarks.

Future challenges related to capital resources
The upfront costs of a first factory run of our product will be a capital-intensive endeavor, followed by the associated costs of having a product on the market (e.g. customer support, returns and warranty logistics, etc.). The Company must be diligent in ensuring that budgeted amounts are adequate and can at least somewhat account for unforeseen factors such as cost overruns, increased operating costs, or unexpected developments during product manufacturing. In some possible scenarios, the Company may have to require additional capital investments or debt financings.

Future milestones and events
At such a time when the Company's product is on the market, revenue generated from product sales will be a significant source of strength in the Company's financial standing. In addition, once the Company's products' productivity and reliability are validated by end-users, there is a significantly higher probability of the Company being able to secure long-term revenue streams via public-sector procurement contracts.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Other Material Terms

- Even though the valuation caps ascribed to the Crowd SAFEs 2018, Crowd SAFEs 2019, 2020 Convertible Notes, and 2022 Convertible Notes are based with reference to the general status of the securities market and other relevant factors, including the Company's most recent growth and innovation, the general status of the 3D printing industry, as well as the valuations of comparable startups in the Company's industry, the price of the securities sold was determined arbitrarily.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the securities sold because the amount of capital stock to be issued is based on the occurrence of future events.
- The Company does not have any voting agreements in place.
- The Company does not have any shareholder/equity holder agreements in place.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF & 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Paul Sieradzki, certify that the financial statements of R3 Printing, Inc. included in this Form are true and complete in all material respects.

/s/Paul Sieradzki
(Signature)

Paul Sieradzki
(Name)

President, CEO, Treasurer, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Paul Sieradzki
(Signature)

Paul Sieradzki
(Name)

President, CEO, Treasurer, Director
(Title)

April 28, 2022
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Petra Wood
(Signature)

Petra Wood
(Name)

Vice President, Secretary, Chief Operating Officer, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Petra Wood
(Signature)

Petra Wood
(Name)

Vice President, Secretary, Chief Operating Officer, Director
(Title)

April 28, 2022
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

R3 PRINTING, INC.

Financial Statements

For the calendar year periods ended December 31, 2021 and 2020



INDEPENDENT AUDITOR'S REPORT

April 18, 2022

To: Board of Directors, R3 Printing, Inc.

Re: YE 2021 and 2020 Financial Statement Audit

We have audited the accompanying financial statements of R3 Printing, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders' equity/deficit, and cash flows for the calendar year periods ended December 31, 2021 and 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's

preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, shareholders' equity/deficit and its cash flows for the calendar year periods ended December 31, 2021 and 2020 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1 and 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,


IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

R3 PRINTING, INC.
BALANCE SHEET
As of December 31, 2021 and 2020
See the Auditor's Report and Notes to Financial Statements

ASSETS	**2021**	**2020**
Current Assets:		
Cash and cash equivalents	$ 658,633	$ 753,657
Other current assets	103,380	125,217
Total Current Assets	762,013	878,874
Capitalized patent costs	75,726	54,395
Fixed assets, net	19,533	16,221
Security deposits	7,897	0
TOTAL ASSETS	**$ 865,169**	**$ 949,490**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accounts and credit cards payable	$ 11,909	$ 3,637
Accrued expenses	385	4,785
Total Current Liabilities	12,294	8,422
Non-current Liabilities:		
Convertible Note	1,657,107	1,051,787
Interest payable	80,651	28,834
PPP loan payable	0	31,730
TOTAL LIABILITIES	1,750,052	1,120,773
Shareholders' Equity/(Deficit):		
Common Stock (10,000,000 common shares authorized, $0.001 par value per share, 9,600,000 shares issued and outstanding,)	5,600	5,600
SAFE investment, net of offering costs	352,373	391,204
Retained deficit	(1,242,856)	(568,087)
Total Stockholders' Equity/(Deficit)	(884,884)	(171,283)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 865,169**	**$ 949,490**

R3 PRINTING, INC.
STATEMENT OF OPERATIONS
For the calendar year periods ended 2021 and 2020
See Auditor's Report and Notes to Financial Statements

	2021	2020
Revenues	$ -	$ -
Operating Expenses:		
General and administrative	412,206	233,348
Research and development	240,661	66,835
Total Operating Expenses	652,867	300,183
Operating Income (Loss)	(652,867)	(300,183)
Other income	36,960	-
Interest (expense)	(51,992)	(28,837)
Amortization (expense)	(5,050)	(3,220)
Depreciation (expense)	(1,821)	0
Provision for Income Taxes	-	-
Net Loss	$ (674,770)	$ (332,240)

R3 PRINTING, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For the period calendar year periods ended 2021 and 2020
See Auditor's Report and Notes to Financial Statements

	Common Stock	SAFE instruments	Accumulated Deficit	Total Shareholders' Equity
Balance as of January 1, 2020	$ 5,600	$ 352,373	$ (235,847)	$ 236,317
Net (Loss)			(332,240)	(332,240)
Balance as of December 31, 2020	$ 5,600	$ 391,204	$ (568,087)	$ (171,283)
Costs of offering		(38,831)		(38,831)
Net (Loss)			(674,770)	(674,770)
Balance as of December 31, 2021	$ 5,600	$ 352,373	$ (1,242,856)	$ (884,884)


R3 PRINTING, INC.
STATEMENT OF CASH FLOWS
For the period calendar year periods ended 2021 and 2020
See Auditor's Report and Notes to Financial Statements


	2021	2020
Cash Flows From Operating Activities		
Net Loss	$ (674,770)	$ (332,240)
Adjustments to reconcile net loss to net cash used in operating activities:		
Add back: Amortization and depreciation	6,871	3,220
Changes in operating assets and liabilities:		
(Increase) Decrease in other current assets	21,837	(73,058)
Increase (Decrease) in current liabilities	3,872	(11,078)
Increase (Decrease) in interest payable	51,817	28,834
Net Cash Used In Operating Activities	**(590,373)**	**(384,322)**
Cash Flows From Investing Activities		
Costs of patent development and fixed assets	(39,411)	(24,630)
Net Cash Used In Investing Activities	**(39,411)**	**(24,630)**
Cash Flows From Financing Activities		
Cash used in securities offering	(38,831)	31,730
Issuance of convertible note	605,320	858,367
PPP loan forgiveness	(31,790)	-
Net Cash Provided By Financing Activities	**534,759**	**890,097**
Net Change In Cash and Cash Equivalents	**(95,024)**	**481,145**
Cash and Cash Equivalents at Beginning of Period	753,657	272,512
Cash and Cash Equivalents at End of Period	$ 658,633	$ 753,657

R3 PRINTING, INC.
NOTES TO FINANCIAL STATEMENTS
For the Periods ending December 31, 2021 and 2020
See also the Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

R3 Printing, Inc. (which may be referred to as the "Company," "we," "us," or "our") develops, markets and otherwise commercializes three-dimensional printing technology and hardware.

Since Inception, the Company has relied on raising capital to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on March 12, 2018 in the State of Delaware. The Company moved headquarters from New York City, NY to Los Angeles, CA during 2019.   The Company did not begin operations until 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2021 the Company is operating as a going concern. See Note 1 and Note 7 for additional information.   The Company's early revenue producing activities have been generated from a single customer, but the Company plans to expand the customer base significantly.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.   As of December 31, 2021 and 2020, the Company had cash on hand totaling $658,633 and $753,657, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are

eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

Intangible Assets
The Company reviews the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company has not recorded any impairment as of December 31, 2021.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2021 as the Company had no taxable income from its start-up operations. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed under Internal Revenue Code as a C corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet earned any revenue.

Other Income
During 2021, the Company's loan granted under the Paycheck Protection Program ("PPP") was forgiven by the US Small Business Administration ("SBA").

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Capitalized Patent Costs
The Company applies the principles of GAAP to record an asset for its capitalized patent costs. Accordingly, the Company will test the value of these capitalized patent costs for impairment in accordance with GAAP.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

In May 2017, FASB issued ASU 2017-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – CAPITALIZED PATENT COSTS

Intangible Assets as of December 31, 2021 and 2020 consisted of the following:

	2021	2020
Beginning balance	$ 54,215	$ 32,805
Add: additional costs	26,561	24,630
Less: amortization	(5,050)	(3,220)
Ending balance	$ 75,726	$ 54,215

Current impairment expense totaled $0 for the periods ended December 31, 2021 and 2020.

NOTE 4 – INCOME TAX PROVISION

The Company has not yet filed a corporate tax return for 2021, but will do so in a timely manner, including extensions. The Company incurred a loss during the period from Inception through December 31, 2021 and so no tax provision is required as any deferred tax asset is unlikely to have value based on the Company's lack of taxable income.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its management team.

NOTE 6 – SHAREHOLDERS' EQUITY AND CONVERTIBLE NOTE

Capital Contributions
In conjunction with the Company's Inception in 2018, the Company had authorized the issuance of up to 10 million shares of a single class of Common Stock, par value of $0.001. In conjunction with the Company's founding and start-up, 4 million of these shares were issued to founders, management or key partners.

Stock Transactions
During 2019, the Company repurchased 1,400,000 shares of a resigning member of management for $25,000 payable in installments of $6,000 during 2019 and $19,000 payable in 2020. The Company recorded this repurchase as a charge against additional paid-in capital and recorded a liability of the amounts due in 2020. Additionally, existing members of management were issued 3,000,000 shares in exchange for $3,000 in cash consideration at par.

Issuance of Convertible Note
During 2018, the Company issued a convertible note to Ocean Capital III, LLC (the "Investor") with a face value of $50,000, stated interest rate of 5 percent per annum in exchange for $50,000. The convertible note is associated with a stock warrant allowing the Investor to purchase up to 50 percent of the available convertible debt or equity securities offered by the Company in an institutional securities offering up to $500,000. The convertible note also provides an automatic conversion to equity at 75 percent of the price of the equity issued in a qualifying financing event or an option to convert to equity at specified pricing in a non-qualified round of financing.

Issuance of SAFE Instruments
The Company offered SAFE instruments to outside investors in an equity crowdfunding campaign during 2018 and 2019. The Company issued SAFE instruments and carries a balance of SAFE instruments, net of offering expenses of $352,373 as of December 31, 2021. During 2020 and 2021, the Company issued convertible notes as part of a securities offering totaling $1,629,900.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2018 and incurred a loss for the period from Inception through December 31, 2021. The Company's ability to continue is dependent

upon management's plan to raise additional funds (see Note 8) and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8– SUBSEQUENT EVENTS

Continued Crowdfunded Offering – Regulation CF
The Company is intending to continue its securities offering campaign exempt from registration under Regulation CF.

Management's Evaluation
Management has evaluated subsequent events through April 18, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.